May 22, 2008
Via Facsimile and EDGAR
Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colonial Properties Trust Form 10-K for the year ended December 31, 2007 Filed on February 29, 2008 File No. 001-12358
Dear Ms. LaMothe:
     Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 8, 2008, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	SEC Comment:

We note certain downward trends during 2007 such as a decline in total revenue, net income, operating cash flows and an increase in fixed charges exceeding earnings over the prior period. In addition, it appears that you attribute the variation from the prior fiscal year to acquisition and disposition activity associated with your new strategic initiative to become a multi-family focused REIT. Given you have added back discontinued operations in discussing your results from operations, it would seem that additional factors besides the disposition of certain properties and investments would contribute to the year over year fluctuation. Please clarify what consideration you gave to providing expanded disclosure in your Management’s Discussion and Analysis regarding any unfavorable trends and effect on future operating results. Refer to item 303(a)(3)(ii).

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

Company Response:
As indicated on page 59 of the Company’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), as part of the Company’s strategic initiative, in June 2007, the Company completed two separate joint venture transactions, one involving 26 properties and the other involving 11 properties. However, since the Company maintained a continuing interest in the properties through its minority ownership interest in these joint ventures after completion of the transactions, none of these properties have been classified in the Company’s consolidated financial statements as discontinued operations. Instead, these properties continued to be reflected in the Company’s consolidated financial statements as wholly-owned properties through the respective closing dates of the joint venture transactions in June 2007. Thereafter, the financial results of the properties, which are now held in unconsolidated entities, are reflected on the consolidated income statement under “Income from partially owned unconsolidated entities”, on the consolidated balance sheet under “Investment in partially owned unconsolidated entities” and treated as partially-owned unconsolidated entities in the consolidated statements of cash flows. The operating results summary on page 62 of the 2007 Form 10-K includes the revenues and profits of the properties sold during 2007 (including those properties contributed to joint ventures as well as those properties sold outright) through their disposal dates. Consequently, the Company’s total revenues, net income and operating cash flows exclude the revenues, net income and operating cash flows subsequent to June 2007 for the properties contributed to joint ventures. Accordingly, these property dispositions are the primary reason for the decline in the Company’s total revenues, net income and operating cash flows. The Company did not identify any additional material trend analysis with respect to these declines. Accordingly, the Company believes it has complied with Item 303(a)(3)(ii).
Operating Results Summary, page 62
2.	SEC Comment:

We note that for each line item you combined discontinued operations with those of continued operations for purposes of discussion in your MD&A. Per the Instructions to Item 303(a) of Regulation S-K, the discussion and analysis should be based on the reported amounts in your audited financial statements. To the extent that you are using this non-GAAP measure to discuss your segment information under SFAS 131, please advise us why the amounts do not agree with the disclosure in your segment footnote included in your audited financial statements. Further, the discussion of amounts on a consolidated basis outside of the context of SFAS 131 would be considered a non-GAAP financial measure. Please advise us how your presentation complies with Items 10 and 303 of Regulation S-K and Questions 20 and 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

Company Response:
As disclosed on page 74 of the 2007 Form 10-K, the Company has maintained an asset recycling program whereby it has sold properties and reinvested proceeds into opportunities with more growth potential. The Company has generally reinvested disposition proceeds into new operating communities and developments and, therefore, believes it is most useful to analyze continuing and discontinued operations on a combined basis. To aid investors in understanding the line item impacts that discontinued operations have on the Company’s consolidated income statement, the Company included the table on page 61 of the 2007 Form 10-K that shows the impact that discontinued operations had on the various line items listed. In addition, the presentation of continuing and discontinued operations corresponds with the manner in which the Company analyzes its operating results. In preparing this combined presentation, the Company included the information and reconciliation on page 61 and the introductory paragraph on page 62 describing the reason why the presentation is useful to readers of our consolidated financial statements, and the purposes for which management uses this information, to address the requirements in Item 10(e) of Regulation S-K. The Company’s Operating Results Summary presentation in MD&A was not intended to correspond to the segment disclosure included in Note 10 to the Consolidated Financial Statements included in the 2007 Form 10-K.
Financial Statements and Notes
Note 6. For-Sale Activities and Impairment, page 103
3.	SEC Comment:

We note that certain sales of condominium conversion units and for-sale residential transactions are reported net within gains from sales of property in continuing operations. Please clarify why these transactions are presented net separately from your operating revenues and expenses. In addition, we note that condominium sales in which the property was previously operated as an apartment community is reflected within discontinued operations. Please confirm that continuing involvement, if any, in on-going condominium operations does not preclude discontinued operations reporting under SFAS 144 and EITF 03-13. Lastly, we note that you include proceeds from the sale of condominium conversion units and for-sale residential communities within investing activities in your statement of cash flows. Please advise us your basis for including the sales of residential and condominium units as investing versus operating activities under SFAS 95.

Company Response:

Reporting gain on sales of condominium conversion units and for-sale residential transactions. The Company concluded, based on its review of FASB Statement of

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

Concept 6 (paragraphs 87-89), that the gain on the sale of condominium conversion and for-sale residential assets should be presented net (treated the same as the gain on the sale of operating properties and land parcels), due to the fact that the development and sale of these assets are not a component of the Company’s core business. Rather, operating properties represent the Company’s core business. The Company included additional disclosure of the gross amounts in Note 6, For-Sale Activities and Impairment, to the Consolidated Financial Statements, on page 103 and 104 of the 2007 Form 10-K as supplemental information for readers of our consolidated financial statements.
Reflection of condominium sales within discontinued operations. The Company confirms that condominium sales from properties that were previously operated as an apartment community are reflected within discontinued operations according to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. The Company has not and does not retain any continuing interest in the operations of condominiums sold.
Inclusion of proceeds from the sale of condominium conversion units and for-sale residential communities within investing activities. As mentioned above, the development and sale of for-sale residential and condominium units are not the Company’s core business. These developments and sales represent investment opportunities for the Company and, as such, the Company has concluded that under SFAS No. 95, Statement of Cash Flows (paragraphs 15, 16 & 17), these activities should be presented as investing activities in the Company’s Consolidated Statements of Cash Flows. The Company’s presentation is described in the fourth paragraph of Note 6, For-Sale Activities and Impairment, to the Consolidated Financial Statements, on page 104 of the 2007 Form 10-K, which reads as follows: “For cash flow statement purposes, the Company classifies capital expenditures for newly developed for-sale residential communities and for other condominium conversion communities in investing activities. Likewise, the proceeds from the sales of condominium units and other residential sales are also included in investing activities.”
4.	SEC Comment:

Please describe the method used to measure the fair value of the restricted stock grants not included in the performance awards and describe your basis for capitalizing certain restricted share awards. With respect to the performance awards, describe the significant assumptions used to measure the fair value of these awards. In addition, we note that you valued the performance awards as equity awards. Per your disclosure, the payout will be paid in cash, common shares or a combination of the two. Please discuss what consideration you gave to paragraph 32 of SFAS 123R in determining the appropriate classification of the portion payable in cash.

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

Company Response:
Method used to measure fair value of restricted stock grants and basis for capitalizing restricted share awards. The Company uses the grant date closing price of its common shares to value its restricted share grants in accordance with FAS 123(R), Share Based Payment (paragraph 16). No value is attributed to awards that employees forfeit because they fail to satisfy vesting conditions. As such, the number of shares granted is reduced by estimated forfeitures. The Company updates its estimated forfeitures as of each reporting date. The Company capitalizes restricted share grants in accordance with paragraph 7 of SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects. Grants that are a direct result of a development project are capitalized into that particular project.
Significant assumptions used to measure fair value of performance awards. Amounts earned related to performance awards are based on absolute and relative Total Shareholder Return over the three year period from January 1, 2006 to December 31, 2008. Total Shareholder Return is equal to the change in the price per common share of the Company plus dividends paid on the Company’s common shares. Awards to be earned are equal to the greater of the Company’s Total Shareholder Return as compared to certain percentage thresholds (absolute Total Shareholder Return) or the Company’s Total Shareholder Return as compared to a peer group of companies (relative Total Shareholder Return). The Company determined that the performance awards contained a market condition. The Company used a third party valuation firm to assist in valuing these awards using a binomial model. The significant assumptions used to measure the fair value of the performance awards are as follows:
•	risk-free rate,

•	expected standard deviation of returns (i.e., volatility),

•	expected dividend yield, and

•	correlation in stock price movement.
The risk-free rate was set equal to the yield, for the term of the remaining duration of the performance period, on treasury securities as of April 26, 2006 (the grant date). The data was obtained from the Federal Reserve for constant maturity treasuries for 2-year and 3-year bonds.
Standard deviations of stock price movement for the Company and its peer companies (as defined by Board of Trustees of the Company) were set equal to the annualized daily volatility measured over the 3-year period ending on April 26, 2006.
Annual stock price correlations over the ten-year period from January 1, 1996 through December 31, 2005, for a total of 595 of correlation measurements, were examined. The average correlation was 0.54.

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

To calculate Total Shareholder Return for each company that was defined by the Company’s Board of Trustees as a peer, our third party valuation firm compared the projected December 31, 2008 stock price plus the expected cumulative dividends paid during the performance measurement period to the actual closing price on December 31, 2005. The last (normalized) dividend payment made for each such company in 2005 was annualized and this annual dividend amount was assumed to be paid in each year of the performance measurement period.
Paragraph 32 of SFAS 123(R). According to paragraph 32 of SFAS 123(R), options or similar instruments on shares shall be classified as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.
The Company considered Paragraph 32 of SFAS 123(R) in determining the type of award (equity or liability). Due to the fact that the form of payout (cash, common shares, or a combination of the two) is determined solely by the Company’s Board of Trustees, and not the employee, the grant was valued as an equity award. Additionally, it is the Company’s intention to pay all awards in the Company’s common shares.
5.	SEC Comment:

Please tell us how stock-based compensation expense and stock option exercises were reflected in your Statement of Cash Flows.

Company Response:

Stock-based compensation expense is reflected in the line item titled “Other, net” in Cash flows from operating activities in the Company’s Consolidated Statements of Cash Flows on page 86 of the 2007 Form 10-K. Proceeds from stock option exercises are reflected in the line item titled “Proceeds from dividend reinvestments, including stock options exercised” in Cash flows from financing activities in the Company’s Consolidated Statements of Cash Flows on page 86 of the 2007 Form 10-K. The Company did not have any significant tax benefits due to the Company’s REIT status.

As requested in the Staff’s letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cicely LaMothe
Securities and Exchange Commission
May 22, 2008

     We appreciate your time and cooperation with this matter. Please contact me at (704) 643-7960 if you have any questions or require additional information.

Sincerely,

COLONIAL PROPERTIES TRUST

By:	/s/ Weston M. Andress
Weston M. Andress
President and Chief Financial Officer